UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq. Joel I. Frank, Esq. Friedman Kaplan Seiler Adelman & Robbins LLP 7 Times Square New York, NY 10036-6516 (212) 833-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 89621T108	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
SG Enterprises II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,908,563

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,908,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,908,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Based on 88,627,593 currently outstanding Common Shares.

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 89621T108	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
John W. Stanton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,908,563

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,908,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,908,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 88,627,593 currently outstanding Common Shares.

Page 3 of 7 Pages

SCHEDULE 13D

CUSIP No. 89621T108	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS
Theresa E. Gillespie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,908,563

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,908,563

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,908,563

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 88,627,593 currently outstanding Common Shares.

Page 4 of 7 Pages

The following reporting persons (collectively, the “Reporting Persons”) (i) SG Enterprises II, LLC, a Washington limited liability company (“SG Enterprises”), (ii) John W. Stanton (“Mr. Stanton”), and (iii) Theresa E. Gillespie (“Ms. Gillespie”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, by Amendment No. 1 filed with the SEC on August 31, 2021, by Amendment No. 2 filed with the SEC on September 13, 2021, by Amendment No. 3 filed with the SEC on January 6, 2022 and by Amendment No. 4 filed with the SEC on May 25, 2022.  Mr. Stanton and Ms. Gillespie are husband and wife and are the sole owners, members, managers and officers of SG Enterprises.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “ Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule is hereby amended by deleting the existing text thereof and inserting the following text in their stead:

“On March 11, 2023, SG Enterprises notified the Issuer that, effective March 11, 2023, SG Enterprises was withdrawing from the Investor Rights Agreement (the “Withdrawal”).

The Withdrawal is evidenced by a letter, dated March 11, 2023, from SG Enterprises to the Issuer (the “Letter”), which letter is attached as Exhibit 8 hereto and incorporated by reference into this Item 6.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 8 hereto.”

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as an Exhibit thereto:

“8. SG Enterprises II, LLC Withdrawal from Investor Rights Agreement, dated March 11, 2023.”

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 16, 2023

SG ENTERPRISES II, LLC

/s/ John W. Stanton
John W. Stanton
Manager

JOHN W. STANTON

/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
Theresa E. Gillespie

Page 6 of 7 Pages

SG ENTERPRISES II LLC

March 11, 2023

Scott Morris
General Counsel and Secretary
Trilogy International Partners Inc.
155 108th Avenue NE, Suite 400
Bellevue WA 98004

Withdrawal from Investor Rights Agreement

Dear Mr. Morris,

I write on behalf of SG Enterprises II LLC (“SGE”) to advise you that SGE hereby withdraws irrevocably from the Investor Rights Agreement between Trilogy International Partners Inc. and SGE dated February 7, 2017, and hereby waives any rights or claims it may have under such agreement.

Sincerely,
SG ENTERPRISES II LLC
By:	/s/ John W. Stanton
John W. Stanton

Accepted:

TRILOGY INTERNATIONAL PARTNERS INC.

By:	/s/ Scott Morris
Scott Morris

Date:	3/11/2023

Page 7 of 7 Pages